As filed with the Securities and Exchange Commission on September 16, 2004
                                                 Registration No. 333 -
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        -------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
            THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES
                    EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                                  ------------

                               TATA MOTORS LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                  ------------

                                       N/A
                   (Translation of issuer's name into English)

                                  ------------

                                Republic of India
            (Jurisdiction of incorporation or organization of issuer)

                        -------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                  ------------

                        388 Greenwich Street, 14th Floor
                            New York, New York 10013
                                 (212) 816-6763
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                  ------------

                                Tata Incorporated
                            3 Park Avenue, 27th Floor
                            New York, New York 10016
                                 (212) 213-5553
  (Address, including zip code, and telephone number, including area code, of agent for service)

                        -------------------------------

                                   Copies to:
    John D. Young, Jr., Esq.                       Herman H. Raspe, Esq.
     Sullivan & Cromwell LLP                Patterson, Belknap, Webb & Tyler LLP
  Otemachi 1st Square East, 16F                 1133 Avenue of the Americas
      5-1, Otemachi 1-Chome                       New York, New York 10036
Chiyoda-ku, Tokyo 100-0004, Japan

                        -------------------------------

It is proposed that this filing become effective under Rule 466:
                                                |_|   immediately upon filing.
                                                |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: |_|

                        -------------------------------

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
                                                             Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be       Aggregate Price     Aggregate Offering         Amount of
     Securities to be Registered            Registered           Per Unit*             Price**            Registration Fee
-----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each           100,000,000              $5.00            $5,000,000.00            $633.50
American Depositary Share
representing one (1) ordinary share,
par value Rs.10 per share, of Tata
Motors Limited
-----------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

--------------------------------------------------------------------------------
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt - Introductory paragraph.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt - Top Center.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt - Paragraph (13);
              soliciting material                                  Reverse of Receipt - Paragraph (16).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of ADSs to inspect the transfer    Face of Receipt - Paragraph (13).
              books of the Depositary and the list of holders of
              ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), (9) and (10).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).

       (xi)   Fees and charges which may be imposed directly  or   Face of Receipt - Paragraph (10).
              indirectly on holders of ADSs

Item 2. AVAILABLE INFORMATION                                      Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Amended and Restated Deposit Agreement, by and among Tata Motors Limited, an Indian Company formerly known as Tata Engineering and Locomotive Company Limited (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (the "Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Letter Agreement, dated as of September 15, 2004, by and between the Company and the Depositary. -- Filed herewith as Exhibit (b).

      (c)   (i)   Rule 144A Deposit Agreement, dated as of July 15, 1994 (the
                  Rule 144A Deposit Agreement as amended and supplemented from time to time, the "Rule 144A Deposit Agreement"), among the Company, Tata Sons Limited, the Depositary and all Holders and
                  Beneficial Owners of Rule 144A Global Depositary Receipts issued thereunder. -- Filed herewith as Exhibit (c)(i).

            (ii) Amendment No. 1 to Rule 144A Deposit Agreement, dated as of July 19, 1996. -- Filed herewith as Exhibit (c)(ii).

            (iii) Amendment No. 2 to Rule 144A Deposit Agreement, dated as of
                  September 30, 2002. -- Filed herewith as Exhibit (c)(iii).

            (iv) International Deposit Agreement, dated as of July 15, 1994 (the International Deposit Agreement as amended and supplemented from time to time, the "International Deposit Agreement"), among the Company, Tata Sons Limited, the Depositary and all Holders and Beneficial Owners of International Global Depositary Receipts issued thereunder. -- Filed herewith as Exhibit (c)(iv).

            (v) Amendment No. 1 to International Deposit Agreement, dated as of July 19, 1996. -- Filed herewith as Exhibit (c)(v).

            (vi) Amendment No. 2 to International Deposit Agreement, dated as of September 30, 2002. -- Filed herewith as Exhibit (c)(vi).

            (vii) Letter Agreement, dated August 13, 1996, supplementing the
                  Rule 144A Deposit Agreement and the International Deposit Agreement. -- Filed herewith as Exhibit (c)(vii).

            (viii) Letter Agreement, dated August 19, 2002, supplementing the
                   Rule 144A Deposit Agreement and the International Deposit Agreement. -- Filed herewith as Exhibit (c)(viii).

            (ix) Letter Agreement, dated July 31, 2003, supplementing the Rule 144A Deposit Agreement and the International Deposit Agreement. -- Filed herewith as Exhibit (c)(ix).

            (x) Letter Agreement, April 27, 2004, supplementing the International Deposit Agreement. -- Filed herewith as Exhibit
                   (c)(x).

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a ADSs thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, by and among Tata Motors Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 15th day of September, 2004.

                                             Legal entity created by the Amended
                                             and Restated Deposit Agreement
                                             under which the American Depositary
                                             Shares registered hereunder are to
                                             be issued, each American Depositary
                                             Share representing one (1) ordinary
                                             share, par value Rs. 10 per share,
                                             of Tata Motors Limited.

                                             CITIBANK, N.A., solely in its
                                             capacity as Depositary


                                             By: /s/ Susanna Mancini
                                                 -------------------------------
                                                 Name:  Susanna Mancini
                                                 Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Tata Motors Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Bombay, Republic of India, on September 15, 2004.

                                             TATA MOTORS LIMITED


                                             By: /s/ Praveen P. Kadle
                                                 -------------------------------
                                                 Name:  Praveen P. Kadle
                                                 Title: Executive Director

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Mr. Ratan N. Tata, Chairman, Mr. Praveen P. Kadle, Executive Director (Finance & Corporate Affairs) and Mr. H.K. Sethna, Company Secretary, singly and severally, to act as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on September 15, 2004.

Signature                                             Title
---------                                             -----


/s/ Ratan N. Tata                        Chairman of the Board of Directors
-----------------------------
Name: Ratan N. Tata


/s/ Praveen P. Kadle                     Executive Director (Finance & Corporate
-----------------------------            Affairs)(Principal Financial Officer)
Name: Praveen P. Kadle


/s/ P. Y. Gurav                          Pricipal Accounting Officer/Controller
-----------------------------
Name: P. Y. Gurav


/s/ N. A. Soonawala                      Director
-----------------------------
Name: N. A. Soonawala


/s/ Dr. J. J. Irani                      Director
-----------------------------
Name: Dr. J. J. Irani

Signature                                             Title
---------                                             -----


/s/ J. K. Setna                          Director
-----------------------------
Name: J. K. Setna


/s/ V. R. Mehta                          Director
-----------------------------
Name: V. R. Mehta


/s/ R. Gopalakrishnan                    Director
-----------------------------
Name: R. Gopalakrishnan


                                         Director
-----------------------------
Name: Nusli N. Wadia


/s/ Helmut Petri                         Director
-----------------------------
Name: Helmut Petri


/s/ S. A. Naik                           Director
-----------------------------
Name: S. A. Naik


/s/ Ravi Kant                            Executive Director
-----------------------------            Principal Executive Officer
Name: Ravi Kant


/s/ Dr. V. Sumantran                     Executive Director
-----------------------------            Principal Executive Officer
Name: Dr. V. Sumantran


/s/ P. K. M. Fietzek                     Alternate Director to Mr. H. Petri
-----------------------------
Name: P. K. M. Fietzek


/s/ Bharat Wakhlu                        Authorized Representative in the United
-----------------------------            States
Name: Bharat Wakhlu
Tata Incorporated
New York, U.S.A.

                                Index to Exhibits

                                                                   Sequentially
Exhibit     Document                                               Numbered Page
-------     --------                                               -------------

(a)         Form of Amended and Restated Deposit Agreement

(b)         Letter Agreement, dated September 15, 2004

(c)(i)      Rule 144A Deposit Agreement

(c)(ii)     Amendment No. 1 to Rule 144A Deposit Agreement

(c)(iii)    Amendment No. 2 to Rule 144A Deposit Agreement

(c)(iv)     International Deposit Agreement

(c)(v)      Amendment No. 1 to International Deposit Agreement

(c)(vi)     Amendment No. 2 to International Deposit Agreement

(c)(vii)    Letter Agreement dated August 13, 1996

(c)(viii)   Letter Agreement dated August 19, 2002

(c)(ix)     Letter Agreement dated July 31, 2003

(c)(x)      Letter Agreement dated April 27, 2004

(d)         Opinion of counsel to the Depositary